Exhibit 12.2


           COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges is computed by dividing the sum of income before taxes and fixed charges by the sum of fixed charges. Fixed charges represent interest expenses (including interest attributable to capital leases, the estimated interest component of operating lease rental payments and both excluding and including interests on deposits).

The computation of the ratios of earnings to fixed charges does not reflect dividends which have been declared by the Corporation's Board of Directors and paid to holders of HUBCO's existing Series B convertible preferred stock; because such dividends have been, and are expected to remain, immaterial.